

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Mr. Norman L. Frohreich
President, Chief Executive Officer, and
Principal Accounting Officer
FullCircle Registry, Inc.
161 Alpine Drive,
Shelbyville, KY 40065

> **Re:** **FullCircle Registry, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 333-51918**

Dear Mr. Frohreich:

Your most recent Form 10-K for the fiscal year ended December 31, 2010 includes financial statements for the year ended December 31, 2009 audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC. You can find a copy of the order at
http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. Although you omitted the audit report and consent of Chisholm, Bierwolf, Nilson & Morrill, LLC from your filing, you state that they have audited the 2009 financial statements. It should be noted that the exclusion of an audit report and related consent for any of the periods presented in a Form 10-K represents a material deficiency. Please amend your Form 10-K to include an audit report for the year ended December 31, 2009. You should have a firm that is registered with the PCAOB re-audit this period.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. In your amended Form 10-K, please include this information.

Please advise us as to how you intend to address this matter by no later than May 5, 2011. If you have any questions, please contact Dana M. Hartz, Staff Accountant, at 202-551-3648.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief